

March 24, 2011

Ms. Melanie Wenk
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

Re: **WNC California Housing Tax Credits II, L.P.**
    Form 10-K
    Filed June 29, 2010
    File No. 0-20056

Dear Ms. Wenk:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief